EXHIBIT 99.77

Emerald Health Therapeutics’ Joint Venture Partner Withdraws Purported $5.94 Million Investment in Pure Sunfarms

Emerald continues to hold 50% of Pure Sunfarms

VANCOUVER, British Columbia, Jan. 17, 2020 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) today announced that Village Farms International, Inc. ("Village Farms") has withdrawn its attempt to make an unsupported  additional equity contribution in their joint venture, Pure Sun Farms Corp. (“PSF”). Village Farms has rescinded the attempt and has requested and received a refund of the $5.94 million it advanced to PSF in November 2019.

The previously announced arbitration proceedings between the parties remain in process with respect to Emerald’s right to set-off a $5.94 million payment owed by Emerald to PSF against a portion of the more than $13 million currently owed by PSF to Emerald under its shareholder loan. A final decision on the arbitration is expected in summer 2020. Emerald continues to own 50% of the outstanding shares of PSF.

“We are pleased that this issue has been resolved in Emerald’s favour and we will rely on the ongoing arbitration process to resolve the remaining issues,’’ said Riaz Bandali, President and CEO of Emerald.

Payments to Pure Sunfarms

On December 13, 2019, Emerald advanced $940,000 to PSF as part of its agreement to pay an aggregate of $25.0 million in connection with the exercise of the joint venture's acquisition of the Delta 2 greenhouse. It also advanced its required final payment of $710,000 on January 15, 2020. No further amounts are payable by Emerald under the D2 option agreement.

About Emerald Health Therapeutics

Emerald Health Therapeutics, Inc. is committed to creating new consumer experiences with recreational and wellness-oriented cannabis products. With an emphasis on innovation and production excellence, Emerald has built a platform of distinct operating assets designed to uniquely serve the Canadian marketplace and international opportunities. Its 50%-owned PSF operation in British Columbia, with high quality, affordably priced products, is in full production at its first 1.1 million square foot greenhouse operation, Delta 3. PSF’s second 1.1 million square foot greenhouse, Delta 2, is currently being retrofitted for the cultivation of cannabis. Emerald’s Verdélite premium craft operation is fully licensed and in full production in its 88,000 square foot indoor facility in Québec. Its Metro Vancouver health and wellness-oriented organic greenhouse and outdoor operation has completed planting in the first of two 78,000 square foot buildings. Its Emerald Naturals joint venture is creating a completely new wellness product category with its non-cannabis endocannabinoid-supporting product line and is expanding distribution across Canada.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
(800) 757 3536 Ext. #5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include: the resolution of any disputes involving Emerald, Village Farms and/or PSF; payment of amounts owed to Emerald; growth and performance of PSF; obtaining required regulatory approvals; expansion of distribution of endocannabinoid-supporting products; production and processing capacity of various facilities; expansion of facilities; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in Emerald’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Emerald undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.